Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: December 14, 2020

The following communication is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

Douglas L. Peterson, President and CEO of S&P Global Inc., made the following communication available on LinkedIn.

Many thanks to Yahoo Finance for inviting me to talk about our proposed merger with IHS Markit, the US economy, and the growing use of data by retail and institutional investors.

#ESG #data #economy #china

Disclaimer: http://ow.ly/hlPv50CxVTf

Link to Yahoo News article: https://finance.yahoo.com/video/p-global-ceo-china-us-155403947.html?soc_src=strm&soc_trk=ma

Relevant excerpts of the conversation transcript are provided below.

Call Participants

EXECUTIVES

Douglas L. Peterson

President, CEO & Executive Director

ATTENDEES

Brian Sozzi

Julie Hyman

Myles Udland

Brian Sozzi

Doug, Brian here. When I saw this deal cross the wires, the $44 billion deal for IHS, I immediately thought, “You know what, Doug is making a play. He is saying data is the new oil.” Would you agree with that?

Douglas L. Peterson

President, CEO & Executive Director

Well, data is definitely what people are looking at. And the way that data becomes the oil is when you can actually use it. And this is one of the beauties of our ability to merge with IHS Markit. And that is that not only do we have the data, the content, the research, the benchmarks. We also have the data science teams and analytical teams that can turn that data into usable products that get embedded in people’s workflow.

Myles Udland

And Doug, thinking about that, and I think about our audience here at Yahoo! Finance tends to be more of a retail-oriented audience, and they’ve seen the tools that are available to them on the public and free side increase over the last 10, 15 years. From your end, on the proprietary side, the data that you guys have access to, the indexes that you can build, how much has the financial data market changed in the last 10 years? And where do you see that heading over the next 10?

Douglas L. Peterson

President, CEO & Executive Director

Well, we think about — if you talk about the last 10 years, let’s think about what it’s going to look like 10 years from now, both for a consumer retail audience as well as for institutional investors, institutional customers. The world is changing, the way people use AI, visualization. Think about the use case of somebody who’s an index investor. Today, we have the S&P 500 and the Dow Jones, those are part of our company. And we’re going to bring in fixed income indices as part of our portfolio with IHS Markit. When you can start putting those together in new ways to have multi-asset class indices, when you can think about retirement, the baby boomers who are going to start retiring, there’s going to be a whole new set of tools that people can use for asset class allocation for ways to think about their own retirement, their own portfolios. And this will also apply to institutional investors as well.

And the same way we looked at the index business, we’re going to have the same opportunities with ESG, with energy transition, with the way the debt capital markets put together the information we have from the credit markets, the risk modeling and then the workflow tools that IHS Markit has.

Julie Hyman

So as you’re looking at that deal and all of the data that you guys compile collectively, the 2 companies, what’s in the highest demand? What do your clients want to know the most about right now?

Douglas L. Peterson

President, CEO & Executive Director

What we’re seeing is that, obviously, when our clients are looking at opportunities where they see that we do things together, our investors are looking to opportunities for us to put the businesses together and get scale.

Scale is something that’s so important for us that’s going to deliver the growth. It’s going to deliver the opportunities to find savings as we put together our data, as we manage technology across this entire portfolio. And very importantly, that scale is going to give us as well a very large cash flow, free cash flow, and just within a couple of years of over $5 billion. And we believe that we can continue to invest $1 billion a year in technology and still generate $5 billion of free cash flow.

Brian Sozzi

Doug, the consensus on the Street appears to be that you’ll have some pretty sizable opportunities in structured finance and then in ratings in China. What are your plans in each of those areas next year?

Douglas L. Peterson

President, CEO & Executive Director

Yes, structured finance is something that obviously goes in and out, depending on interest rates, on how people are thinking about their balance sheets. We see right now the mortgage market, the retail mortgage market has been quite active. There’s probably opportunities for that to start becoming more securitization.

With interest rates low, a lot of banks and other organizations have been continuing to keep their assets on their balance sheet that they might traditionally put into structured finance vehicles. But we see the opportunity for us with IHS Markit to have the reference data, along with the ratings data, along with the research in a new way to provide services to our clients.

[. . .]

Julie Hyman

Well, speaking of another growth market, I want to touch on something that you brought up which is ESG, which I know that you have been talking about for some years now. We, on the show, have talked a lot about sort of the seeming gap still between ESG desires and reality on the ground. And so maybe you can talk to us a little bit about that gap, and whether it is indeed being closed. And how much close to we are to — particularly on the environmental side, I would say, but on the social and governance side as well. How much some of these long-awaited changes are actually starting to be implemented.

Douglas L. Peterson

President, CEO & Executive Director

Yes, ESG is going to become a very critical factor for investors to make decisions about their portfolios. The question that’s been coming up from investors, whether it’s retail investors that are asset owners or it’s institutional investors, increasingly in the United States — it started in Europe and moved into Asia, but increasingly in the United States is where are the funds that I have being invested? What is the impact, environmental or climate impact, the social impact? What’s the quality of the governance of the organizations I’m investing in? And we see an increasing demand for people to have the right kind of data, the analytics, the disclosure that will allow them to make an informed decision.

And we’ve been doing 2 things. One is we built a portfolio of products and services through acquisitions and also through our own growth to build information about climate, about ratings, about how it goes into credit. And with IHS Markit, we also are going to bring in now a whole new set of data about carbon registries, about the metals that are used in batteries, about electric vehicles and the way they’re performing. And putting this together will give us the ability to provide a much broader set of data and analytics to those that are interested in ESG.

[. . .]

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.